UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

000-51867

CUSIP Number

77543T

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K [X] Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

True Blue Holdings, Inc.

Full Name of Registrant

Rokwader Inc.

Former Name if Applicable

15466 Los Gatos Blvd. #109-352,

Address of Principal Executive Office (Street and Number)

Los Gatos, CA 95032

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending September 30, 2017 could not be completed and filed by Registrant, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-Q for the period ended September 30, 2017 within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Suzanne Lincoln	480	646-8350
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates that the sale of one of its business units in the quarter ended June 30, 2017 may result in a significant change in its results of continuing operations from the corresponding periods for the last fiscal year as reflected by the earnings statements to be included in the subject report. Income from continuing operations for the three months ended September 30, 2017 is anticipated to be reported as net income of $72,065, rather than the loss of $26,309 previously reported. Income from continuing operations for the nine months ended September 30, 2016 is anticipated to be reported as a loss of $266,110, rather than the loss of $362,654 previously reported.

True Blue Holdings, Inc

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 13, 2017 By /s/ Robert Wallace

Robert Wallace

Chief Executive Officer